UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On September 16, 2020, Kornit Digital Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Amazon.com NV Investment Holdings LLC (the “Selling Shareholder”), an affiliate of Amazon.com, Inc. (“Amazon”), and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman Sachs & Co. LLC, as representatives of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 4,078,210 ordinary shares of the Company, of which 2,388,268 are being sold by the Company and 1,689,942 are being sold by the Selling Shareholder. The shares being sold by the Selling Shareholder are being issued pursuant to the exercise of a warrant granted to Amazon by the Company.  The offering price to the public is $56.50 per share. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 611,731 ordinary shares at the public offering price. The Offering is expected to close on or about September 21, 2020.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3ASR (SEC File No. 333-248784), previously filed with the Securities and Exchange Commission (the “SEC”).

On September 14, 2020, the Company issued a press release titled, “Kornit Announces Launch of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

On September 16, 2020, the Company issued a press release titled, “Kornit Announces Pricing of Upsized Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.2 to this Form 6-K.

This Report of Foreign Private Issuer is incorporated by reference in the Company’s registration statements on Form F-3ASR (SEC File No. 333-248784), filed with the SEC on September 14, 2020, and on Form S-8 (SEC File Nos. 333-237346, 333-230567, 333-223794, 333-217039, 333-214015 and 333-203970), filed with the SEC on March 23, 2020, March 28, 2019, March 20, 2018, March 30, 2017, October 6, 2016 and May 7, 2015, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 18, 2020	By:	/s/ Guy Avidan
Name: Guy Avidan
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
1.1	Underwriting Agreement, dated as of September 16, 2020, by and among the Company, Amazon.com NV Investment Holdings LLC and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman Sachs & Co. LLC.
5.1	Opinion of Meitar Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).
23.1	Consent of Meitar Law Offices (included in Exhibit 5.1).
99.1	Press release dated September 14, 2020 and titled, “Kornit Announces Launch of Public Offering of Ordinary Shares.”
99.2	Press release dated September 16, 2020 and titled, “Kornit Announces Pricing of Upsized Public Offering of Ordinary Shares.”

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